	OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0058
	Expires:	February 28, 2022
	Estimated average burden hours per response.	2.50

FORM 12b-25	SEC FILE NUMBER
000-03026

CUSIP NUMBER
NOTIFICATION OF LATE FILING	699058103

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Paradise, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1200 W. Dr. Martin Luther King Jr. Blvd.
Address of Principal Executive Office (Street and Number)

Plant City, Florida 33563
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Paradise, Inc. (the “Company”) is unable to complete the preparation, review and filing of its quarterly report on Form 10-Q for the period ending June 30, 2019 within the prescribed period without unreasonable effort or expense. The delay in filing the Form 10-Q is due primarily to the recent effort involved with filing the Company’s proxy statement in revised preliminary and definitive forms in connection with the Company’s sale of substantially all of its assets engaged in the production, manufacture, sale and distribution of glace’ fruit products to a subsidiary of Seneca Foods Corporation and the related closing of that sale on July 31, 2019. The Company intends to file its first quarter Form 10-Q on or before August 19, 2019, the prescribed due date under Rule 12b-25(b).

Forward-Looking Statements

The foregoing statement about the anticipated timing of the filing of the Form 10-Q is a forward-looking statement within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned not to place undue reliance upon forward looking statements in this notification of late filing. The Company undertakes no obligation to revise or update forward-looking statements to reflect events or circumstances after the date of this filing, except as required by law.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jack M. Laskowitz	813	752-1155
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒	NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐	NO ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Paradise, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2019	By:	/s/ Jack M. Laskowitz
Jack M. Laskowitz
Chief Financial Officer